May 12, 2006

Danny L. Hale
Vice President and
Chief Financial Officer
The Allstate Corporation
2775 Sander Road
Northbrook, IL 60062

Re: The Allstate Corporation
Form 10-K for the fiscal year ended December 31, 2005
Filed February 23, 2006
File No. 1-11840

Dear Mr. Hale:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Application of Critical Accounting Policies

Reserve for Property-Liability Insurance Claims and Claims Expense Estimation, page 28

1.   We believe your disclosure in the Critical Accounting Estimates section of MD&A regarding the estimation of the reserve for loss and loss adjustment expenses could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. We believe in order to meet the principal objectives of MD&A this disclosure should enable the investor to understand 1) management's process for establishing the estimate, 2) whether and to what extent

management has adjusted their assumptions used in the most recent estimate for trends or other factors identified from past experience and 3) the potential variability in the most recent estimate and the impact this variability may have on reported results, financial condition and liquidity. Please keep this objective in mind in drafting your responses to comments listed below. Please also consider providing any additional information, in disclosure-type format, to achieve this objective. Please provide us the following in disclosure-type format by line of business.

a. We are aware that there are different methodologies for the short-tail vs. long-tail business. As it appears that you have short-tail and long-tail contracts (i.e. property and liability contracts), please provide a description of the methodology used by tail or by line of business in addition to your current disclosures.

b. Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determines that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indications) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the methodology used, how you determined the provision for uncertainty.

c. Please identify and describe those key assumptions that materially affect the estimate of the reserve for loss and loss adjustment expenses. In addition please disclose the following:

1. For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.

2. Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1. above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions. For example, on page 12 you state that there have been favorable injury severity trends as compared to your anticipated trends, but you do not discuss whether and to what extent current year assumptions have been adjusted to reflect the impact of the observed trends. In addition this disclosure should also quantify the amount of the provision for uncertainty for each period presented and include a discussion of any material fluctuations in the provision for uncertainty from period to period.

d. Quantify the affect that reasonably likely changes in the key assumptions identified would have on reported results, financial position and liquidity. Although the analyses that you disclose on page 29 as the potential variability of the aggregate reserves and the one percent increase in net reserves disclosed on page 52 present variability, they do not state why management believes the scenarios are reasonably likely and they do not explain how your key assumptions relate to the variability presented.

Property Liability Claims and Claims Expense Reserves

Property Liability Reinsurance Ceded, page 62

2.   Please discuss and quantify, in disclosure-type format, the effect that your ceded
        reinsurance activities had on financial position, results of operations, and cash flows for
        the periods presented. Also discuss changes you have made to your past reinsurance
        strategies in developing your current strategies and the expected effect that those changes
        may have on your financial position, results of operations and cash flows. Describe any
        limitations on your ability to cede future losses on a basis consistent with historical
        results and their expected effect on financial position, operating results and cash flows.
        Such limitations could relate to changes in reinsurance market conditions, a restructuring
        of your reinsurance treaties or the absence of remaining limits for specific accident years
        under existing treaties.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Derivative and embedded derivative financial instruments

Fair value hedges, page 129

3.   Please explain to us why you amortize instead of immediately recognizing the gain or
        loss on the hedged item when a fair value hedge is no longer effective, is re-designated as
        a non-hedge or when the derivative has been terminated. In your response please tell us
        how your accounting policy complies with paragraphs 25 and 26 of SFAS 133.

                                        *   *   *   *

        Please respond to the comments within 10 business days or tell us when you will provide
us with a response. Please furnish a letter that keys your responses to our comments and
provides requested information. Detailed letters greatly facilitate our review. Please file your
letter on EDGAR under the form type label CORRESP

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant